Exhibit 99.2

March 10, 2014

Board of Trustees

Meridian Financial Services, Incorporated

Boards of Directors

Meridian Interstate Bancorp, Inc.

Meridian Bancorp, Inc.

East Boston Savings Bank

10 Meridian Street

East Boston, Massachusetts 02128

Re:	Plan of Conversion

Meridian Financial Services, Incorporated

Meridian Interstate Bancorp, Inc.

Members of the Board of Trustees and the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Trustees of Meridian Financial Services, Incorporated (the “MHC”) and the Board of Directors of Meridian Interstate Bancorp, Inc. The Plan provides for the conversion of the MHC into the capital stock form of organization. Pursuant to the Plan, a new Maryland stock holding company named Meridian Bancorp, Inc. (the “Company”) will be organized and will sell shares of common stock in a public offering. When the conversion is completed, all of the capital stock of East Boston Savings Bank will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans including East Boston Savings Bank’s employee stock ownership plan (the “ESOP”); and (3) Employees, Officers, Directors and Corporators. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community, syndicated or firm commitment underwritten offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com